Exhibit 99.1

                                     PREMIER
                                  INTERNATIONAL
                                      FOODS


                      2ND QUARTER RESULTS TO 30TH JUNE 2002
                                   (UNAUDITED)


LONDON 14TH AUGUST: Premier International Foods today announces 2nd quarter results for 2002 with sales up 1.7% at (pound)219.9m and EBITDA of (pound)22.7m, an increase of 20.1% over the comparable period last year. For the six months to 30th June 2002, sales were (pound)431.6m and EBITDA (pound)40.9m, increases of 0.3% and 20.6%, respectively.

Excluding the contribution from the recent Nestle acquisition, sales in the second quarter declined by 2.3% to (pound)210.7m, though EBITDA, at (pound)20.9m, was (pound)2.0m or 10.6% ahead of the same period in 2001. For the six months to 30th June 2002, EBITDA at (pound)39.1m was (pound)5.2m or 15.3% ahead of the first half of 2001 on sales 1.3% lower.

NESTLE
On 27th May, 2002 we completed the acquisition from Nestle of their UK ambient food business. This business encompasses a number of leading food brands including Crosse & Blackwell, Branston Pickle, Sarson's vinegar, Waistline salad dressing, Gale's honey, Sun Pat peanut butter and Rowntree's jelly. The acquisition of these brands has increased the branded element of our grocery business to over 50%. Trading in June, for the acquired business, has been in line with expectations with net sales of (pound)9.2m and EBITDA of (pound)1.8m. Plans for the integration of the business are progressing well. The ambient food business in the Republic of Ireland, which was included in the original acquisition agreement, was sold on to a management buy-in team in July, 2002.

TRADING REVIEW
Turnover excluding the Nestle and potatoes businesses at (pound)166.5m for the 2nd quarter and (pound)336.1m for the first half were broadly level with last year.

Our chocolate beverages business continued to perform well with sales 3% ahead of last year. The new TV campaign combined with focussed below the line support has lifted our sales of Typhoo tea through the major multiples, with total tea sales through this channel some 12% ahead in the first half. This has been offset by a reduction in sales through other channels, as management have exited underperforming contracts. The consequence for the tea business is sales slightly lower than last year but gross margin after marketing some 6 percentage points higher.

Management have also addressed a number of underperforming contracts in our canned foods, pickles and sauces business. As a consequence, sales in the first half, excluding Nestle, were (pound)6.0m or 3% below last year. However, manufacturing efficiency gains and branded sales growth of some 2% have more than offset any lost margin from these contracts.

A combination of the launch of `Hartley's Best' with a new marketing campaign should strengthen our position in the highly competitive preserves sector in the 2nd half. We are also starting to benefit from the synergies of the Nelsons acquisition, though the full benefits should feed through in the 3rd and 4th quarters.

In total, gross margin after marketing for the grocery businesses has improved to 18.0% in the 1st half of 2002 from 16.2% in the same period last year. This has been achieved through the combination of efficiency improvements, the exit from a number of underperforming contracts and an increased level of marketing spend, up (pound)3.9m in the 2nd quarter, which has been targeted at our higher margin branded businesses, particularly tea and chocolate beverages.

The performance of our potato business continues to exceed last year. The volume of potatoes sold in the 1st half is 14% up on the same period in 2001. The decrease in sales value is a function of the market price of potatoes and only marginally impacts on the contribution from the division.

Operating profits before exceptional items at (pound)17.5m for the second quarter were 17.4% ahead of last year and at (pound)30.7m for the six months to 30th June 2002, were 16.3% ahead of last year. Excluding the Nestle acquisition, operating profits before exceptional items at (pound)29.4m for the first half were 13.1% ahead of the same period last year.

Robert Schofield, Premier's Chief Executive, said

"I am pleased to report the continued strong performance of Premier, with all areas of the business benefiting from the efficiency gains of the restructuring of the manufacturing platform and the focussing of our marketing effort on our key brands. The Nestle business is performing to expectation and its integration into Premier is proceeding well.

"We are on track to achieve our 2002 targets. The integration of the Nestle business, combined with continued focus on efficiency and effective marketing investment should create a balanced business, well placed to take advantage of opportunities in the market place as they arise"


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE:
OPERATING, NON-OPERATING AND EXCEPTIONAL ITEMS; THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS, DEPRECIATION, NET INTEREST CHARGES AND ANY OTHER NON-CASH INCOME AND NON-CASH CHARGES.


ENQUIRIES:
----------
Paul Thomas
Finance Director
+44-(0)-1223 202478

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
PREMIER INTERNATIONAL FOODS PLC
GROUP PROFIT & LOSS ACCOUNT

                                                      THREE MONTHS TO 30TH JUNE                 SIX MONTHS TO 30TH JUNE
                                                       2002               2001                  2002               2001

                                                      (POUND)M           (POUND)M              (POUND)M           (POUND)M
                                                      --------           --------              --------           --------
Net sales:
   Continuing Operations                                   219.9              215.8                 431.4              427.7
   Discontinued Operations                                   0.0                0.4                   0.2                2.6
                                                  ---------------    ---------------       ---------------    ---------------
                                                           219.9              216.2                 431.6              430.3
                                                  ---------------    ---------------       ---------------    ---------------

Cost of sales
   Continuing Operations                                   164.3              172.5                 328.9              336.5
   Discontinued Operations                                   0.0                0.4                   0.2                2.3
                                                  ---------------    ---------------       ---------------    ---------------
                                                           164.3              172.9                 329.1              338.8
                                                  ---------------    ---------------       ---------------    ---------------

GROSS PROFIT
   Continuing Operations                                    55.6               43.3                 102.5               91.2
   Discontinued Operations                                   0.0                0.0                   0.0                0.3
                                                  ---------------    ---------------       ---------------    ---------------
                                                            55.6               43.3                 102.5               91.5
                                                  ---------------    ---------------       ---------------    ---------------
Selling & Distribution
   Continuing Operations                                    29.7               23.1                  55.3               51.5
   Discontinued Operations                                   0.0                0.1                   0.0                0.3
                                                  ---------------    ---------------       ---------------    ---------------
                                                            29.7               23.2                  55.3               51.8
                                                  ---------------    ---------------       ---------------    ---------------
Administration
   Continuing Operations                                     8.4                5.2                  16.5               13.2
   Discontinued Operations                                   0.0                0.1                   0.1                0.5
                                                  ---------------    ---------------       ---------------    ---------------
                                                             8.4                5.3                  16.6               13.7
                                                  ---------------    ---------------       ---------------    ---------------

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS
   Continuing Operations                                    17.5               15.0                  30.7               26.5
   Discontinued Operations                                   0.0               (0.2)                 (0.1)              (0.5)
                                                  ---------------    ---------------       ---------------    ---------------
                                                            17.5               14.8                  30.6               26.0
                                                  ---------------    ---------------       ---------------    ---------------

Operating exceptional items                                 (2.2)              (4.1)                 (3.2)              (4.1)

Non operating exceptional items                              0.0                0.0                   0.0              (18.0)

                                                  ---------------    ---------------       ---------------    ---------------
PROFIT PRE-INTEREST                                         15.3               10.7                  27.4                3.9

Net interest payable                                       (10.2)             (11.4)                (19.5)             (22.4)
Revaluation of bond                                          9.2               (1.6)                  6.2               (8.4)
Amortisation of debt issue costs                            (1.6)              (4.1)                 (2.7)              (5.4)
                                                  ---------------    ---------------       ---------------    ---------------
Total interest (payable)/receivable                         (2.6)             (17.1)                (16.0)             (36.2)
                                                  ---------------    ---------------       ---------------    ---------------

PROFIT PRE TAX                                              12.7               (6.4)                 11.4              (32.3)

Total taxation (expense)/benefit                            (6.0)               1.8                  (6.2)               3.6
                                                  ---------------    ---------------       ---------------    ---------------

PROFIT AFTER TAX                                             6.7               (4.6)                  5.2              (28.7)
                                                  ===============    ===============       ===============    ===============


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
PREMIER INTERNATIONAL FOODS PLC
GROUP PROFIT & LOSS ACCOUNT

                                                         THREE MONTHS TO 30TH JUNE                SIX MONTHS TO 30TH JUNE
                                                          2002               2001                 2002               2001

                                                         (POUND)M           (POUND)M             (POUND)M           (POUND)M
                                                         --------           --------             --------           --------
Analysis of Operating Profit
   Continuing Operations                                       17.5               15.0                 30.7               26.5
   Discontinued Operations                                      0.0               (0.2)                (0.1)              (0.5)
                                                     ---------------    ---------------      ---------------    ---------------
                                                               17.5               14.8                 30.6               26.0
                                                     ---------------    ---------------      ---------------    ---------------
DEPRECIATION & AMORTISATION
   Continuing Operations                                        5.2                4.2                 10.3                7.9
   Discontinued Operations                                      0.0               (0.1)                 0.0                0.0
                                                     ---------------    ---------------      ---------------    ---------------
                                                                5.2                4.1                 10.3                7.9
                                                     ---------------    ---------------      ---------------    ---------------
EBITDA
   Continuing Operations                                       22.7               19.2                 41.0               34.4
   Discontinued Operations                                      0.0               (0.3)                (0.1)              (0.5)
                                                     ---------------    ---------------      ---------------    ---------------
                                                               22.7               18.9                 40.9               33.9
                                                     ---------------    ---------------      ---------------    ---------------


ANALYSIS OF NET SALES

  Canned foods, pickles & sauces                               91.3               91.8                176.8              177.6
  Beverages                                                    41.2               41.0                 85.2               87.6
  Preserves                                                    43.2               35.5                 83.3               73.2
                                                     ---------------    ---------------      ---------------    ---------------
Grocery Products                                              175.7              168.3                345.3              338.4
  Potatoes                                                     44.2               47.5                 86.1               89.3
                                                     ---------------    ---------------      ---------------    ---------------
Continuing operations                                         219.9              215.8                431.4              427.7

  Discontinued operations                                         -                0.4                  0.2                2.6
                                                     ---------------    ---------------      ---------------    ---------------

  Total                                                       219.9              216.2                431.6              430.3
                                                     ===============    ===============      ===============    ===============


PREMIER INTERNATIONAL FOODS PLC
GROUP NET ASSETS

                                                          30TH JUNE        31ST DECEMBER
                                                             2002               2001

                                                           (POUND)M           (POUND)M
Fixed Assets
     Intangible assets                                           111.6               17.4
     Tangible assets                                             142.9              120.0
     Investments                                                   5.2                0.2
                                                        ---------------    ---------------
                                                                 259.7              137.6
Current Assets
     Stocks                                                      115.2              105.6
     Debtors
          Within 1 Year                                          125.1              137.1
          Greater than 1 Year                                      9.9               11.7
     Cash at bank                                                 20.3               27.3
                                                        ---------------
                                                                           ---------------
                                                                 270.5              281.7
Current Liabilities
     Bank loan and overdrafts                                     17.2               10.1
     Trade creditors                                             126.8              139.0
     Provision for corporate tax                                   8.6                6.8
     Other current liabilities                                    44.2               43.2
                                                        ---------------    ---------------
                                                                 196.8              199.1


                                                        ---------------    ---------------
NET CURRENT ASSETS                                                73.7               82.6

                                                        ---------------    ---------------
TOTAL ASSETS LESS CURRENT LIABILITIES                            333.4              220.2


Other non current liabilities
     Borrowings                                                  482.1              375.7
     Other creditors                                              12.0                4.7
                                                        ---------------    ---------------
                                                                 494.1              380.4

                                                        ---------------    ---------------

NET ASSETS                                                      (160.7)            (160.2)
                                                        ===============    ===============


ANALYSIS OF NET DEBT
     Cash                                                         20.3               27.3
     Bank loan and overdrafts                                    (23.5)             (14.2)
     Term debt                                                  (278.8)            (163.9)
     Bonds                                                      (206.2)            (212.4)
     Loan from associated company                                 (9.3)              (7.6)
     Other loans                                                  (0.2)              (0.3)
                                                        ---------------    ---------------
Gross Debt                                                      (497.7)            (371.1)
     Unamortised debt issue costs                                 18.7               12.6
                                                        ---------------    ---------------

NET DEBT                                                        (479.0)            (358.5)
                                                        ===============    ===============

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
PREMIER INTERNATIONAL FOODS PLC
SUMMARISED GROUP CASH FLOW

                                                        THREE MONTHS TO 30TH JUNE                SIX MONTHS TO 30TH JUNE
                                                         2002               2001                 2002               2001

                                                        (POUND)M           (POUND)M             (POUND)M           (POUND)M
                                                        --------           --------             --------           --------
Operating profit                                              17.5               14.8                 30.6               26.0
Depreciation & amortisation charge                             5.2                4.1                 10.3                7.9
                                                    ---------------    ---------------      ---------------    ---------------
EBITDA                                                        22.7               18.9                 40.9               33.9

Capital expenditure                                           (4.1)              (4.8)                (6.9)              (8.4)

Movement in working capital                                   15.3                4.1                  3.0                7.9

Total interest paid                                           (6.0)              (5.7)               (19.3)             (19.1)
                                                    ---------------    ---------------      ---------------    ---------------

OPERATING CASH FLOW BEFORE EXCEPTIONALS                       27.9               12.5                 17.7               14.3
                                                    ---------------    ---------------      ---------------    ---------------

Acquisitions and disposals                                  (138.2)             (12.4)              (138.2)              89.6
Cash flows related to restructuring                           (2.3)              (3.6)                (3.3)              (6.6)
Share capital issued                                           0.0               23.7                  0.0               23.7
Other flows                                                   (8.6)              (0.8)                (9.0)              (2.0)
                                                    ---------------    ---------------      ---------------    ---------------
NET FLOW                                                    (121.2)              19.4               (132.8)             119.0

Opening gross debt
1st April / January                                         (385.7)            (397.2)              (371.1)            (489.9)

Revaluation of $200m bond                                      9.2               (1.5)                 6.2               (8.4)
                                                    ---------------    ---------------      ---------------    ---------------

CLOSING GROSS DEBT 30TH JUNE                                (497.7)            (379.3)              (497.7)            (379.3)
                                                    ===============    ===============      ===============    ===============


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